EXHIBIT 99.1
                                                                    ------------


ABITIBI-CONSOLIDATED INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A)
THIRD QUARTER REPORT TO SHAREHOLDERS
OCTOBER 26, 2005


SALE OF PANASIA

On September 7, 2005, Abitibi-Consolidated announced that it concluded a share purchase agreement with Norske Skog pursuant to which Abitibi-Consolidated will divest its 50% share ownership in Pan Asia Paper Company Pte Ltd. (PanAsia) for a cash consideration of US$600 million plus a cash purchase price adjustment of up to US$30 million depending on the achievement of certain financial performance objectives in 2006. Therefore, effective with the third quarter of 2005, the information pertaining to PanAsia will no longer be proportionally included in the Company's consolidated financial statements but presented as discontinued operations. Historical information will also be reclassified to exclude from continuing operations PanAsia's information (refer to Table 7).


$99 MILLION NET EARNINGS IN THIRD QUARTER OF 2005

Abitibi-Consolidated reported net earnings of $99 million, or 23 cents a share, in the third quarter ended September 30, 2005 compared to net earnings of $182 million, or 41 cents a share, in the same quarter of 2004.

Table 1: Variance summary (in millions of dollars)

                                              Fav/(unfav) variance due to:
                              Third   -------------------------------------------    Third
                             Quarter               Foreign                          Quarter
                              2005    Volume      exchange      Prices     Costs      2004
                            -------   ------      --------      ------     ------  --------
Sales                       $1,355     ($35)      ($106)        $  91      $  --   $ 1,405
Cost of products sold          966       17          16            --        (39)      960
Distribution costs             152        2           6            --         (8)      152
CVD/AD                          17        6           2            13         --        38
SG&A                            44       --          --            --          0)       43
Mill closure elements           18       --          --            --        (26)       (8)
                           --------  -------     ---------     -------    ------- ---------
EBITDA                        $158     ($10)       ($82)        $ 104       ($74)     $220
Amortization                   127       --           2            --         16       145
Amortization (other)            23       --          --            --        (23)       --
                            =======   ======      ========      ======     ======  ========
Operating profit from           $8     ($10)       ($80)        $ 104       ($81)       $75
  continuing operations

Sales were $1,355 million in the three-month period ended September 30, 2005 compared to $1,405 million in the same period last year. The Company recorded an operating profit from continuing operations of $8 million during the quarter compared to an operating profit from continuing operations of $75 million for the third quarter of 2004. The reduction in operating results from continuing operations in the third quarter of 2005 was mainly attributable to the strength of the Canadian dollar as well as asset write downs of $23 million and a mill closure elements charge of $18 million mainly related to the permanent closure of a paper machine and the indefinite idling of the remainder of the Kenora, Ontario paper mill (the Kenora closure). Higher manufacturing costs in newsprint and wood products segments also contributed negatively to the results. These were partially offset by higher prices in the Company's paper business segments.

When comparing the average exchange rate of the third quarter of 2005 to the same period in 2004, the Canadian dollar was 8.8% stronger against the U.S. dollar. The Company estimates that this had an unfavourable impact of approximately $74 million on its operating results compared to the same period last year. Other currencies exchange rates had a negative impact of $6 million.

In the third quarter of 2005, the Company expensed $17 million in relation to the countervailing duty (CVD) and anti-dumping duty (AD) for lumber compared to $38 million in the third quarter of 2004. The reduction was mainly due to the application of the lower estimated revised rates published by the U.S. Department of Commerce, in December of 2004.

Total amortization increased to $150 million compared to $145 million in the third quarter of 2004, due to asset write downs of $23 million mainly related to the Kenora closure. This was partly offset by the impact of asset write downs taken in December of 2004, with respect to the permanent closure of the Port-Alfred, Quebec and Sheldon, Texas paper mills which reduces amortization in 2005.

For the nine-month period ended September 30, 2005, the Company recorded net earnings of $5 million compared to net earnings of $72 million in the same period last year. On a per share basis, the Company recorded net earnings of 1 cent compared to net earnings of 16 cents in 2004.

Sales were $4,032 million in the nine-month period ended September 30, 2005 compared to $3,952 million in the same period last year. The operating profit from continuing operations was $76 million compared to an operating profit from continuing operations of $90 million in the first nine months of 2004.

In the first nine months of 2005, the Canadian dollar was an average of 8.5% stronger against the U.S. dollar compared to the same period of 2004. The Company estimates that the Canadian dollar appreciation had an unfavourable impact on its operating results of approximately $211 million compared to the previous year. Other currencies exchange rates had a negative impact of $12 million.

Table 2 shows how certain specific items have affected the Company's results in the reporting periods. The Company believes that it is useful supplemental information as it provides an indication of the results excluding these specific items. Readers should be cautioned however that this information should not be confused with or used as an alternative for net earnings (loss) determined in accordance with the Canadian Generally Accepted Accounting Principles (GAAP).

Table 2: Impact of Specific Items
                                                                  In millions of dollars
                                                                (except per share amounts)
                                                         ----------------------------------
                                                          Third quarter   Nine-month period
                                                         ---------------  -----------------
                                                          2005     2004      2005    2004
                                                         ------   ------    ------  ------
Net earnings as reported                                   $99     $182        $5     $72
  (In accordance with GAAP)
  $ per share                                             0.23     0.41      0.01    0.16

Specific items (after taxes):

  Gain on translation of foreign currencies               (168)    (194)      (99)    (91)
  CVD/AD rates adjustments from Q4 2004                     --        7        --      17
  Gain on sale of the Saint-Felicien pulp mill              --       --        --     (73)
  Gain on sale of Voyageur Panel                            --       --        --     (19)
  Asset write-offs / write downs                            16       --        16      --
  Mill closure elements                                     12       (5)       12      (1)
  Alma start-up costs                                       --        1        --       4
  Early retirement program and labour force reduction       --       --         6      --
  Financial expenses                                         2       --         3      --
  Positive income tax adjustments                           (1)      (6)      (68)     (6)
                                                         ------   ------    ------  ------
Loss excluding specific items                             ($40)    ($15)    ($125)   ($97)
  (Not in accordance with GAAP)
  $ per share                                            (0.09)   (0.03)    (0.28)  (0.22)

As the above table indicates, during the third quarter of 2005, the Company recorded an after-tax gain on the translation of foreign currencies of $168 million, mainly from the stronger Canadian currency at the end of the quarter compared to the U.S. dollar, in which most of its long-term debt is denominated and a positive income tax adjustment of $1 million. In this reporting period, the Company recorded asset write downs of $16 million after-tax and a provision for mill closure elements of $12 million after-tax both mainly related to the Kenora closure. The Company also recorded an unfavourable after-tax amount of $2 million in its financial expenses due to the premium paid on early debt repayment.

The specific items for 2004 have been adjusted to take into consideration a $7 million after-tax prior-quarter CVD/AD credit in relation to the revised rates published and recorded in the fourth quarter of 2004. During the third quarter of 2004, the Company recorded an after-tax gain on the translation of foreign currencies of $194 million and an after-tax gain of $5 million related to sale of air emission credits at its Sheldon, Texas mill. As well, consistent with its normal practice, the Company reviewed its income tax provision resulting in a $6 million favourable adjustment. On the other hand, the Company incurred additional manufacturing costs related to the start-up of the Alma, Quebec paper machine of $1 million after-tax.

OVERVIEW OF RESULTS

At the beginning of 2005, Abitibi-Consolidated changed the name of its Value-Added Groundwood Papers segment to Commercial Printing Papers to better reflect this business segment in which the Company is operating.

Operating profit (loss) from continuing operations per business segment for the periods ended September 30 was as follows:

Table 3: Operating Profit (Loss) from Continuing Operations

                                          In millions of dollars
                                    ---------------------------------
                                    Third quarter   Nine-month period
                                    --------------  ----------------
                                     2005    2004    2005     2004
                                    ------ -------  ------ --------
Newsprint                              $9     $34     $40      $38
Commercial Printing Papers              1      (8)     (7)     (27)
Wood Products                          (2)     49      43       79
                                    ------ -------  ------ --------
                                       $8     $75     $76      $90

In the third quarter of 2005, Newsprint operating results were negatively impacted by asset write downs of $23 million and a charge of $18 million for mill closure elements.

In the third quarter of 2004, Newsprint operating results were positively impacted by the sale of air emission credits from the Sheldon mill for $8 million and Commercial Printing Papers operating results were negatively impacted by the start-up costs of $2 million related to the Alma paper machine.


NEWSPRINT

Table 4: Newsprint variance (in millions of dollars)

                                              Fav/(unfav) variance due to:
                              Third     ------------------------------------------    Third
                             Quarter                Foreign                          Quarter
                               2005      Volume     exchange   Prices     Costs       2004
                            ----------- ---------- ---------- ---------- ---------  ----------
Sales                          $ 748       $ 15       ($63)      $ 85       $--       $ 711
Mill closure elements             18         --         --         --       (26)         (8)
EBITDA                           103          2        (43)        85       (60)        119
Amortization                      71         --          2         --        12          85
Amortization (other)              23         --         --         --       (23)         --
Operating profit from
  continuing operations            9          2        (41)        85       (71)         34

In the newsprint segment, the $25 million reduction in operating results from continuing operations is mainly due to asset write downs and mill closure elements mainly related to the Kenora closure, a stronger Canadian dollar and higher manufacturing costs per tonne partly offset by higher U.S. dollar selling prices as well as lower amortization cost following the asset write downs taken in the fourth quarter of 2004.

According to the Pulp and Paper Products Council (PPPC), North American newsprint production declined 3.9% in the third quarter of 2005 compared to the same period in 2004. Total U.S. consumption was down by 6.4% in the third quarter of 2005, compared to the third quarter of 2004, as daily publishers' advertising volume and circulation continued on a downward trend as well as a result of the ongoing increase in usage of lighter basis weight paper. According to

PPPC, average basis weight of tonnes shipped in the third quarter of 2005 fell to 47.3 grams per square meter, 2.1% less than the same period in 2004. However, lighter basis weights also reduced industry production capacity by approximately the same proportion.

According to the PPPC, at the end of September 2005, total producer and customer newsprint inventories were lower by 28,000 tonnes, or 2.1%, compared to the end of December 2004 and lower by 113,000 tonnes, or 7.9%, compared to the end of September 2004. At the end of the third quarter of 2005, the Company's overall inventories declined by 8% compared to the end of the second quarter of 2005.

The Company's newsprint shipments in the third quarter of 2005 were 1,014,000 tonnes compared to 993,000 tonnes in the third quarter of 2004.

During the third quarter of 2005, the Company completed the implementation of the June newsprint price increase. Also, on October 1, 2005, Abitibi-Consolidated began to implement a newsprint price increase of US$35 per tonne in the United States and $35 per tonne in Canada. Except for Western Europe where prices are contractually maintained until the end of 2005, in other parts of the world, newsprint prices have continued on an upward trend due to positive demand growth.

The Company expects 2005 newsprint consumption in the United States to decline in the mid single-digits on a tonnage basis, resulting mainly from increase in sales of lower basis weight paper, as well as reductions in circulation and more aggressive conservation measures among daily newspaper publishers. However, the Company believes that announced capacity reductions and the impact on capacity of lower basis weights should offset declining demand in North America, and keep industry operating rates at high levels.

Global consumption growth is expected to be slightly positive in 2005. Management expects demand in Europe to grow by approximately 1.5% in 2005, buoyed by strong demand in Germany and Spain, resulting mainly from a continued rise in advertising spending. Weighed down by a decline in consumption in Mexico, Latin American demand should record flat to slightly negative growth in 2005.

On a per tonne basis, the Company's cost of goods sold in the third quarter of 2005 was $10 higher than in the same quarter of 2004. The costs increase was mainly due to higher input prices in energy and virgin fibre, combined with lower production mainly attributable to lower basis weights. This was partly offset by the stronger Canadian dollar reducing the cost, in Canadian dollars, of the Company's U.S. mills.

COMMERCIAL PRINTING PAPERS

Table 5: Commercial Printing Papers variance (in millions of dollars)

                                              Fav/(unfav) variance due to:
                                 Third     ------------------------------------------    Third
                                Quarter                Foreign                          Quarter
                                  2005      Volume     exchange   Prices     Costs       2004
                               ----------- ---------- ---------- ---------- ---------  --------
Sales                            $ 395        $--       ($34)      $ 39       $--       $ 390
EBITDA                              44         --        (33)        39        --          38
Amortization                        43         --         --         --         3          46
Operating profit (loss) from
  continuing operations              1         --        (33)        39         3          (8)

In the commercial printing papers segment, the $9 million improvement in operating results from continuing operations is mainly due to higher U.S. dollar selling prices largely offset by a stronger Canadian dollar.

According to the PPPC, North American demand for uncoated groundwood papers decreased 4.9% in the third quarter of 2005 compared to the same period of 2004 and increased 3.6% on a year-to-date basis. Following six months of growth, North American uncoated groundwood demand, which represents the sum of domestic shipments and imports, slowed in the third quarter. The Company believes this recent slowdown is due in part to the effects of the Finnish strike, which caused imports to fall by more than 50% in the third quarter of 2005. Imports represent on average 12% of North American uncoated groundwood demand, with a significant percentage of this coming from Finland. North American producers benefited from the reduction in imports with North American uncoated groundwood shipments increasing 0.6% during the third quarter and 6.5% on a year-to-date basis.

The Company's shipments of commercial printing papers totalled 451,000 tonnes in the third quarter of 2005 compared to 450,000 tonnes in the third quarter of 2004. The Company's uncoated freesheet substitute grades, ALTERNATIVE OFFSET(R) and EQUAL OFFSET(R), part of the ABIOFFSET(TM) product line, continue to be successful with shipments increasing 13.3% in the third quarter of 2005 compared to the third quarter of 2004.

During the third quarter of 2005, the Company implemented price increases announced in the second quarter for its ABIBRITE(R) and ABIBOOK(R) grades as well as contract prices for ABICAL(R) grades. Also, in the third quarter of 2005, Abitibi-Consolidated announced price increases of US$40 per short ton effective November 1 for its ABIBRITE(R) and ABIBOOK(R) grades.

The Company expects uncoated groundwood demand to improve in the coming months. An industry publication forecasts uncoated groundwood demand to increase by 5.3% in 2005 while demand for all other printing and writing paper grades is expected to decline.

On a per tonne basis, the Company's cost of goods sold in the third quarter of 2005 was at the same level as in the third quarter of 2004. Higher input prices in energy and virgin fibre as well as pension and other employee future benefits were partly offset by the timing of maintenance costs related to the annual maintenance shutdown at the Fort Frances Kraft pulp mill, better efficiency, lower usage and cost improvements tied to the Company's product development initiatives.

WOOD PRODUCTS

Table 6: Wood products variance (in millions of dollars)

                                                 Fav/(unfav) variance due to:
                                 Third     ------------------------------------------    Third
                                Quarter                Foreign                          Quarter
                                  2005      Volume     exchange   Prices     Costs       2004
                               ----------- ---------- ---------- ---------- ---------  --------
Sales                            $ 212       ($50)       ($9)      ($33)      $--       $ 304
EBITDA                              11        (12)        (6)       (20)      (14)         63
Amortization                        13         --         --         --         1          14
Operating profit (loss) from
  continuing operations             (2)       (12)        (6)       (20)      (13)         49

In the wood products segment, the $51 million reduction in operating results from continuing operations is mainly due to lower sales volume and prices, higher manufacturing costs per thousand boardfeet and a stronger Canadian dollar.

U.S. housing starts increased by 10.3% from an annual rate of 1.912 million units during September of 2004 to 2.108 million units during September of 2005. In September, demand increased temporarily due to hurricane Katrina. During the third quarter of 2005, average U.S. dollar lumber prices (f.o.b. Great Lakes) decreased by 14% for 2x4 Stud and 21% for 2x4 Random Length compared to near record-high levels for the same period of 2004.

Sales volume in the third quarter of 2005 totalled 479 million boardfeet (MBf) compared to 574 MBf for the same period in 2004. Average selling prices in Canadian dollars for the third quarter of 2005 were 16% lower than in the same quarter in 2004 as a result of lower U.S. dollar lumber prices and a stronger Canadian dollar.

On a per thousand boardfeet basis, the Company's cost of goods sold in the third quarter of 2005 was $26 higher than in the third quarter of 2004. This was mainly due to higher wood and fuel prices and lost production related to forest fires in Quebec.

In the third quarter of 2005, Abitibi-LP Engineered Wood Inc. (Abitibi-LP), the joint venture involving the Company and Louisiana-Pacific Corporation, began producing I-joists in its second engineered wood facility slightly ahead of schedule. The new facility with a capacity of 75 million linear feet, is an expansion of Abitibi-Consolidated's Saint-Prime, Quebec mill, and constitutes an investment of approximately $13 million in the existing mill. At the end of September 2005, productivity was 30% higher than planned learning curve and production meets commercial quality standards.

With respect to the ongoing softwood lumber dispute, on July 7, 2005, following an order from the North American Free Trade Agreement ("NAFTA") Panel reviewing the original CVD determination, the U.S. Department of Commerce (USDOC) released its fourth remand determination, with a country-wide CVD rate of 1.21%. The Canadian parties have challenged aspects of this decision, and are awaiting rulings from the NAFTA Panel. Should a final rate below 1.00% be upheld, the CVD Order should terminate. In the AD case, on July 11, 2005, the USDOC issued a third revised determination, ordered by the NAFTA Panel, and continued to employ zeroing but using a different type of price comparison. The anti-dumping rate for the Company fell from 11.85% to 8.88%. Canadian parties also have challenged this USDOC determination before the NAFTA Panel. However, these decisions have no present practical impact, because these deposit rates determined in the original investigation have been superseded by those determined in the CVD and AD first reviews.

On August 10, 2005, the NAFTA Extraordinary Challenge Committee rejected the U.S. challenge in the injury case. The NAFTA appeal process regarding the injury determination thus concluded, and the US International Trade Commission's (USITC) negative determination became final.

Ordinarily, once the NAFTA process ended, future deposits of estimated duties on softwood lumber imports, both for AD and CVD, would cease. However, on December 20, 2004, the United States published notice of a USITC determination, issued in a separate proceeding intended to implement a World Trade Organization ("WTO") panel ruling against the United States, in which the USITC again determined that softwood lumber imports threatened future injury to a U.S. industry. The notice also indicated that the United States was implementing this new determination, and amending the CVD and AD orders accordingly. The Company is participating in an appeal from the USITC's new injury determination. Canada also challenged the new injury determination before the WTO. On August 31, 2005, it was reported that the WTO panel had issued an interim but not final decision upholding the USITC's new threat of injury determination. The final decision, due in October, is expected to confirm the interim decision.

The Company believes that neither the USITC decision responding to the WTO nor the WTO panel's ruling that the USITC decision complies with WTO obligations, should affect the outcome of the softwood lumber appeals under U.S. domestic law produced by the NAFTA Panel process. Regardless of whether the USITC has complied with its international obligations under the WTO agreements, the NAFTA panel has ruled that only a negative injury determination is consistent with U.S. domestic law. Therefore, the Company believes that, because the U.S. extraordinary challenge has failed, the Company is entitled to a full refund of all duty deposits paid to date, and should not be obligated to pay duty deposits on future imports into the United States. However, the USDOC and other U.S. agencies involved dispute this position, and continue to impose both AD and CVD duties. The Company has therefore joined in litigation brought in U.S. federal court to force termination of the AD and CVD orders and to obtain refunds of all duty deposits paid.

DIVIDENDS AND SHARES OUTSTANDING

On July 26, 2005, the Company's Board of Directors declared a dividend of $0.025 per share paid on September 1, 2005 to shareholders of record as at August 8, 2005.

On October 25, 2005, the Company's Board of Directors declared a dividend of $0.025 per share payable on December 1, 2005 to shareholders of record as at November 7, 2005.

As at September 30, 2005, the number of shares outstanding has remained constant at 440 million compared to the end of the same period in 2004 while there were
13.7 million options outstanding at the end of September 2005 compared to 14 million at the end of September 2004.


FINANCIAL POSITION AND LIQUIDITY

Cash used from continuing operating activities totalled $42 million for the third quarter ended September 30, 2005, compared to cash generated from continuing operations of $48 million in the corresponding period of 2004. The decrease in cash flows generated from operating activities is mainly due to a reduction in operating results from continuing operations as well as an increase in working capital requirements mainly attributable to the increase in accounts receivable.

Capital expenditures were $102 million for the nine-month period ended September 30, 2005 compared to $184 million in the corresponding period last year. This reduction is mainly attributable to the capital spent on the Alma machine in the first half of 2004.

Total long-term debt amounted to $4,484 million for a ratio of net debt to total capitalization of 0.618, as at September 30, 2005, compared to $4,613 million for a net debt to total capitalization ratio of 0.616 at December 31, 2004. The decrease in the Company's long-term debt is mainly attributable to the variation at the end of the third quarter, when compared to December 31, 2004, in the exchange rate between the Canadian dollar and the U.S. dollar, in which most of the Company's long-term debt is denominated. The current portion of the long-term debt decreased from $491 million at the end of 2004 to $134 million as at September 30, 2005, mainly attributable to debts repayment by Abitibi-Consolidated and Augusta Newsprint Company. Also, as at September 30, 2005, cash and cash equivalents decreased by $58 million, compared to December 31, 2004.

On October 3, 2005, the Company renewed its Credit Agreement with two new banking facilities. The new $700 million secured facilities are for 3.25 years, maturing in December 2008. The $550 million Facility A is secured by certain fixed assets and the $150 million Facility B is secured by certain working capital elements, as permitted under bond indentures. The facilities are subject to financial covenants namely an interest coverage ratio of not less than 1.5x for the life of the agreement and a net funded debt to capitalization ratio of not more than 70% until December 31, 2007 and of 65% thereafter. The calculation of the net funded debt to capitalization ratio enables the Company to exclude the negative impact of up to $500 million of non-cash asset write-downs on an after-tax basis, including the $235 million already taken in December 2004.

The interest coverage ratio was 2.1x for the twelve-month period ended September 30, 2005 and the net funded debt to capitalization ratio amounted to 64.1% at the end of September 2005, before the pro-forma impact of the recently announced sale of PanAsia. At the end of September 2005, the Company had drawn $133 million on its credit facility.

The Company has an ongoing program to sell accounts receivable, with minimal recourse. Under this program, the outstanding balance in Canadian dollars, as at September 30, 2005 was $408 million compared to $441 million as at December 31, 2004.


OTHER NOTEWORTHY EVENTS

With respect to the in-depth operations' review, Abitibi-Consolidated announced at the end of the second quarter of 2005, the permanent closure of the Stephenville, Newfoundland as a solution could not be found to resolve its energy and fibre challenges. However, during the third quarter, the Company received a proposal that could potentially reposition its paper mill over the long-term. Accordingly, the 194,000 tonnes paper mill has been indefinitely idled in October of 2005 rather than permanently closed and will only restart if, and when, it can be positioned to compete in the global marketplace. As well, the Company has taken action to improve the cost position of the Kenora paper mill, especially relative to energy issues. In October of 2005, one machine was permanently closed removing 90,000 tonnes of newsprint capacity. At the same time, the mill's other machine, with annual production capacity of 150,000 tonnes of newsprint, was indefinitely idled until such time as a cost solution can be completed to profitably operate this mill with one machine.

On September 7, 2005, Abitibi-Consolidated announced that it concluded a share purchase agreement with Norske Skog pursuant to which Abitibi-Consolidated will divest its 50% share ownership in Pan Asia Paper Company Pte Ltd. for a cash consideration of US$600 million plus a cash purchase price adjustment of up to US$30 million depending on the achievement of certain financial performance objectives in 2006. This transaction will reduce Abitibi-Consolidated's net debt level by approximately $1 billion considering the cash contribution and the removal of PanAsia's debt from the Company's consolidated financial statements.

Abitibi-Consolidated initially invested US$200 million in the original three-way partnership created in 1999 to form PanAsia. When South Korean partner Hansol decided to exit in 2001, the Company invested an additional US$175 million. The Company's share of PanAsia's 2005 newsprint capacity is 705,000 tonnes.

The closing of the transaction is expected to occur in the fourth quarter of 2005, subject to the approval of certain competition authorities.

Table 7 shows certain information from continuing operations that have been affected by the announcement of PanAsia's sale. It should be noted that reclassified financial information does not take into account the use of proceeds from the sale of PanAsia and the resulting reduction in interest cost.

Table 7: Selected reclassified Quarterly information from continuing operations
(in millions of dollars, except otherwise mentioned) Wood Products segment is not shown as it is not affected by the sale of PanAsia.

                                                                       2005                              2004
                                                       ------------------------------------   ---------------------------
                                                           Q-3      Q-2       Q-1       Q-4       Q-3       Q-2       Q-1
                                                       -------  -------   -------   -------   -------   -------   -------
NEWSPRINT
Sales volume (Thousands of tonnes)                       1,014      979       979     1,056       993       928       994
Sales                                                  $   748  $   722   $   691   $   725   $   711   $   670   $   689
Amortization                                                94       72        70       449        85        84        84
Operating profit (loss) from continuing operations           9       27         4      (400)       34        11        (7)

COMMERCIAL PRINTING PAPERS
Sales volume (Thousands of tonnes)                         451      436       447       451       450       422       415
Sales                                                  $   395  $   388   $   382   $   375   $   390   $   368   $   346
Amortization                                                43       44        45        45        46        43        43
Operating profit (loss) from continuing operations           1        7       (15)      (25)       (8)       (1)      (18)

CONSOLIDATED
Sales                                                  $ 1,355  $ 1,354   $ 1,323   $ 1,347   $ 1,405   $ 1,308   $ 1,239
Amortization                                               150      129       128       508       145       141       141
Operating profit (loss) from continuing operations           8       57        11      (346)       75        41       (26)
Earnings (loss) from continuing operations                  95      (49)      (54)     (115)      179       (84)     (106)
Earnings (loss) from continuing operations per share      0.22    (0.11)    (0.13)    (0.26)     0.40     (0.19)    (0.24)

Please refer to historical segmented financial information for details of specific elements that impacted results since the beginning of 2004. Note 2 of the consolidated financial statements gives more details on discontinued operations.


DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

In the quarter ended September 30, 2005, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company's CEO and CFO periodically review the Company's disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the third quarter, the Company's CEO and CFO were satisfied with the effectiveness of the Company's disclosure controls and procedures.



OVERSIGHT ROLE OF AUDIT COMMITTEE

The Audit Committee reviews, with Management and the external auditor, the Company's quarterly MD&A and related consolidated financial statements and approves the release to shareholders. Management and the internal auditor of the Company also periodically present to the Committee a report of their assessment of the Company's internal controls and procedures for financial reporting. The external auditor periodically prepares a report for Management on


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internal control weaknesses, if any, identified during the course of the auditor's annual audit, which is reviewed by the Audit Committee.


FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A and in particular the statements contained in various outlook sections, constitute forward-looking statements. These forward-looking statements relate to the future financial condition, results of operations or business of the Company. These statements may be current expectations and estimates about the markets in which Abitibi-Consolidated operates and management's beliefs and assumptions regarding these markets. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A may differ materially from actual results or events. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisitions or other business combinations or divestitures that may be announced or completed after such statements are made.





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